

13000238

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 1/15/13

January 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/15/13

Jeffrey N. Carp
State Street Corporation
jcarp@statestreet.com

Re: State Street Corporation

Dear Mr. Carp:

This is in regard to your letter dated January 15, 2013 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in State Street's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that State Street therefore withdraws its January 9, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org



STATE STREET.

Jeffrey N. Carp
Executive Vice President and
Chief Legal Officer

State Street Financial Center
One Lincoln Street, 11th Floor
Boston, MA 02111-2900

telephone +1 617 664 5176
facsimile +1 617 664 8209

jcarp@statestreet.com
www.statestreet.com

January 15, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: State Street Corporation — Notice of Withdrawal of No-Action Request Letter Regarding Shareholder Proposal from United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

In a letter dated January 9, 2013, State Street Corporation requested, pursuant to Rule 14a-8(j), that the staff of the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if State Street were to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders a shareholder proposal received by the United Brotherhood of Carpenters and Joiners of America (the "Proponent"). Capitalized terms used and not otherwise defined in this letter have the respective meanings ascribed to them in our January 9 letter.

Enclosed is a letter from the Proponent dated January 14, 2013 informing State Street that the Proponent has withdrawn the Proposal. A copy of this letter is attached as Exhibit A. In reliance on this letter, State Street hereby withdraws its January 9 letter.

Please do not hesitate to contact me at (617) 664-5176 or Jeremy Kream, Senior Vice President and Senior Managing Counsel, at (617) 664-7206, should you have any questions or comments regarding the foregoing.

Thank you for your attention to this matter.

Sincerely,

Jeffrey N. Carp
Executive Vice President and Chief Legal Officer
State Street Corporation

cc: Mr. Douglas McCarron, United Brotherhood of Carpenters
Mr. Edward J. Durkin, United Brotherhood of Carpenters
Jeremy Kream, Esq., State Street Corporation

Attachments: Exhibit A

Exhibit A

Copy of Proponent's January 14, 2013 Withdrawal Letter



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 617-664-8209]

January 14, 2013

Jeffrey N. Carp
Corporate Secretary
State Street Corporation
One Lincoln Street
Boston, MA 02111

Dear Mr. Carp:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to State Street Corporation on December 3, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time.

We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions have prompted our withdrawal of the Proposal. It is our hope that in the future, State Street Corporation might find this approach productive as well.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



STATE STREET.

Jeffrey N. Carp
Executive Vice President and
Chief Legal Officer

State Street Financial Center
One Lincoln Street, 11th Floor
Boston, MA 02111-2900

telephone +1 617 664 5176
facsimile +1 617 664 8209

jcarp@statestreet.com
www.statestreet.com

January 9, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: State Street Corporation — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, State Street Corporation, a Massachusetts corporation (the "Company" or "State Street"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal submitted by United Brotherhood of Carpenters and Joiners of America (the "Proposal") from the proxy materials for the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not less than 80 days before the Company files its definitive 2013 Proxy Materials with the Commission.

A copy of this letter is being sent on this date to the proponent informing the proponent of the Company's intention to omit the Proposal from the 2013 Proxy Materials. Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the proponent, by copy of this letter, that if the proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and Staff Legal Bulletin 14D.

THE PROPOSAL

On December 3, 2012, the Company received the Proposal, which provides for the following resolution:

> That the shareholders of State Street Corporation ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

A complete copy of the Proposal (including the supporting statement) and related correspondence is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to:

- Rules 14a-8(i)(2) and (i)(3) because the Proposal, if implemented, would result in a violation of federal law and of the Commission's proxy rules (specifically, Rule 14a-4(b)(1));
- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and therefore violates Rule 14a-9;
- Rule 14a-8(i)(9) because the Proposal conflicts with another proposal to be presented for a vote at the 2013 Annual Meeting; and
- Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

BACKGROUND INFORMATION ABOUT STATE STREET'S IMPLEMENTATION OF SAY-ON-PAY

As one of the initial nine banks invited by the U.S. Department of the Treasury to help lead the Capital Purchase Program portion of TARP, State Street conducted its first non-binding advisory vote on executive compensation at its 2009 Annual Meeting (held May 20, 2009). At its 2010 Annual Meeting (held May 19, 2010), State Street, which had by that time already repaid in full the U.S. Treasury's Capital Purchase Program investment, voluntarily provided a non-binding advisory vote on executive compensation.

At its 2011 Annual Meeting (held May 18, 2011), as required by the Dodd-Frank Act, State Street presented its shareholders with advisory votes both on executive compensation and on the frequency of future advisory votes on executive compensation. The Company's shareholders expressed a clear preference for future advisory votes to be held on an annual basis, with over 90% of the shares voting on the matter supporting annual say-on-pay votes.[1] On June 17, 2011, in an amendment to its Form 8-K announcing the voting results, State Street announced that its Board of Directors had determined, consistent with the Board's original recommendation to shareholders and with the voting outcome at the 2011 Annual Meeting, that State Street will hold an annual advisory vote on executive compensation.

Consistent with this policy, a say-on-pay vote was included at the 2012 Annual Meeting (held May 16, 2012) and State Street intends to include a say-on-pay vote at its 2013 Annual Meeting. In accordance with the requirements of Rule 14a-21(b), State Street expects to conducts its next vote on the frequency of future say-on-pay votes at its 2017 Annual Meeting.

ANALYSIS

The Proposal, If Implemented, Would Violate Federal Law and the Proxy Rules

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if the proposal would, if implemented, cause a company to violate any federal law to which it is subject. Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules.

Rule 14a-4(b)(1), which is one of the Commission's proxy rules adopted under the Securities Exchange Act of 1934, a federal law, provides in relevant part (emphasis added) that: "Means shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes **a choice between approval or disapproval of, or abstention with respect to each separate matter** referred to therein as intended to be acted upon, other than elections to office and votes to determine the frequency of shareholder votes on executive compensation pursuant to § 240.14a-21(b) of this chapter."

The Proposal provides in relevant part (emphasis added) that: "The advisory triennial say-on-pay vote ballot should **provide for a vote "for" or "against"** the overall compensation plan, as well as an opportunity to register **approval or disapproval** on the following three key components of the named executive officers' compensation plan..."

The Proposal does not provide for shareholders to have the right, as required by Rule 14a-4(b)(1), to abstain. The Proposal in fact expressly negates that option by providing that the ballot should provide for a vote "for" or "against" the overall compensation plan, thereby indicating that these are the only two vote choices permitted by the Proposal. The Staff has in the past refused to provide assurance that it would not recommend enforcement action if a company

[1] As reported by State Street in a Form 8-K filed on May 24, 2011, the voting results on the advisory vote on the frequency of future advisory proposals on executive compensation were: 359,307,735 shares in favor of annual votes; 2,050,908 shares in favor of biennial votes; 28,806,761 shares in favor of triennial votes; 2,499,391 shares abstaining; and 31,921,367 broker non-votes.

"cease[d] to furnish the boxes specified by Rule 14a-4(b)(1) for abstention with respect to matters, other than the election of directors, to be acted on...." *See St. Moritz Hotel Associates* (April 29, 1983) (where a series of partnerships sought the Staff's concurrence that the partnerships could omit from their forms of proxy the option to abstain required by Rule 14a-4(b)(1)). *See also, General Electric* (February 7, 2007) (Staff allowed exclusion under 14a-8(i)(3), as contrary to Rule 14a-4(b)(1), a shareholder proposal calling for the following question to be put to a shareholder vote at each annual meeting: "Is the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?"). The Proposal presented to State Street differs from the shareholder proposal in question in *Allegheny Energy, Inc.* (February 5, 2008), where the Staff did not allow exclusion under Rule 14a-8(i)(3). In *Allegheny*, the shareholder proposal sought to allow the company's shareholders to indicate on their proxies whether they ratify the compensation of the named executive offices set forth in the Summary Compensation Table. Allegheny sought exclusion by arguing that "Rule 14a-4(b)(1) does not permit a separate 'ratify' box." Unlike the proposal in *Allegheny*, which did not itself call for a "ratify" box, the Proposal here expressly provides "that the ballot should provide for a vote 'for' or 'against' the overall compensation plan".

Accordingly, implementation of the Proposal would result in a violation of Rule 14a-4(b)(1) and the Proposal may therefore be omitted.

The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy solicitation materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This includes any portion or portions of a proposal or supporting statements that, among other things, contain false or misleading statements.

The Staff consistently has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) when "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004). Moreover, a proposal is sufficiently misleading and indefinite so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that any action ultimately taken by the company to implement the proposal could be different from the actions envisioned by the shareholders voting on the proposal (*Fuqua Industries, Inc.* (March 12, 1991)).

A number of key terms used in the Proposal are not defined and therefore neither shareholders voting on the Proposal, nor State Street in implementing the Proposal (if adopted), would be able to determine what actions or measures the Proposal requires. As discussed more below, while the term "overall compensation plan" used in the Proposal appears to be a reference to the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K, the Proposal does not actually define the term. Moreover, the "three key components" of compensation referred to in the Proposal – "annual incentive compensation," "long-term incentive compensation" and "post-employment compensation" – are not defined. These undefined terms are susceptible to multiple interpretations and as a result neither shareholder nor the Company can know what the Proposal requires. For example, does "annual incentive compensation" only apply to amounts reported in the "non-equity incentive plan compensation column" of the Summary Compensation Table or would it also include amounts reported in the "bonus," "stock awards" and/or "option awards" columns of the Summary Compensation Table? More specifically in the context of State Street's compensation programs, would the deferred shares issued as an important part of State Street's SEAIP (senior executive annual incentive plan) be considered components of "annual incentive compensation" or of "long-term incentive compensation" or of both for purposes of the Proposal?

The Proposal is also vague and misleading in that:

- It is unclear how many different resolutions would appear on the ballot under the Proposal (as the Proposal provides for a "vote 'for' or 'against'" the overall compensation plan but refers to shareholders having an opportunity to "register approval or disapproval" on the three components; furthermore, to the extent there is to be a separate vote with respect to post-employment compensation, it is unclear if there should be just one vote or separate votes on retirement, severance and change-of-control benefits).

- It is unclear whether the Proposal is intended to replace or merely supplement the annual say-on-pay vote that State Street is currently holding (as the Proposal refers to its multi-faceted vote as "fitting within the SOP Dodd-Frank framework").

- It is unclear whether the vote or votes contemplated by the Proposal cover a one-year or three-year period.

- To the extent the Proposal calls for different resolutions to be voted on, it is unclear how State Street should interpret the outcomes of such votes to the extent they are inconsistent with each other (for example, if shareholders approve the overall compensation plan but do not approve one or more components of compensation).

Accordingly, because the Proposal leaves too many questions unanswered for shareholders to fully understand what they would be voting on and because, if implemented, the Proposal would be unclear as to what actions State Street should take in response to the vote or votes contemplated by the Proposal, the Proposal is vague and misleading and may be omitted.

The Proposal Conflicts with Another Proposal to be Voted on at the 2013 Annual Meeting

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that for a shareholder proposal to directly conflict under Rule 14a-8(i)(9) it need not be "identical in scope or focus" to the company's proposal. Exchange Act Release No. 34-400018, n. 27 (May 21, 1998). Further, the Staff has consistently stated that, where submitting both proposals for a shareholder vote would "present alternative and conflicting decisions" that could confuse shareholders and could create "inconsistent and ambiguous results," the shareholder proposal may be excluded under Rule 14a-8(i)(9).

State Street's say-on-pay proposal and the Proposal relate to the same subject matter but present alternative and conflicting decisions for shareholders. The appearance of both proposals in the 2013 Proxy Materials would cause confusion and present the opportunity for inconsistent and ambiguous results of the type that Rule 14a-8(i)(9) is intended to prevent. As discussed above, State Street will include in its proxy materials for the 2013 Annual Meeting a say-on-pay vote that provides shareholders the opportunity to approve the compensation of State Street's named executive officers as disclosed in the proxy statement pursuant to Item 402 of Regulation S-K, which includes all compensation paid to its named executive officers and therefore encompasses the components of compensation – annual incentive compensation, long-term compensation and post-retirement compensation – referred to in the Proposal. The Proposal requests that compensation be broken into three or more components. Although the Proposal does not request a vote on these components at the 2013 Annual Meeting, shareholders may believe that voting in favor of the Proposal at the 2013 Annual Meeting constitutes a vote on the components as discussed in the Proposal or may otherwise be confused by the Proposal (including in particular by the numerous undefined terms in the Proposal) about the substantive scope of State Street's say-on-pay proposal.

The Proposal has Been Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The *Note to Paragraph (i)(10)* of Rule 14a-8(i)(10) specifically addresses the application of the (i)(10) exclusion in the context of proposals relating to shareholder advisory votes on executive compensation, providing that:

> A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

The final rule release pursuant to which the Commission adopted Rule 14a-21 and the related *Note to Paragraph (i)(10)* (the "Adopting Release")[2], provides additional explanation regarding how the *Note to Paragraph (i)(10)* is intended to operate. Specifically, the Adopting Release states that:

[2] Release Nos. 33-9178; 34-63768 (Jan. 25, 2011).

> [I]f a majority of votes cast favors a given frequency and the issuer adopts a policy on frequency that is consistent with the choice of the majority of votes, then in our view, as a matter of policy it is appropriate for Rule 14a-8 to provide for exclusion of subsequent shareholder proposals that would provide a say-on-pay vote, seek future say-on-pay votes, or relate to the frequency of say-on-pay votes. We believe that, in these circumstances, additional shareholder proposals on frequency generally would unnecessarily burden the company and its shareholders given the company's adherence to the view favored by a majority of shareholder votes regarding the frequency of say-on-pay votes.[3]
>
> As a result of this amendment, an issuer will be permitted to exclude shareholder proposals that propose a vote on the frequency of such votes, including those drafted as requests to amend the issuer's governing documents.[4]
>
> We also believe that a shareholder proposal that would provide an advisory vote or seek future advisory votes on executive compensation with substantially the same scope as the say-on-pay vote required by Rule 14a-21(a) – the approval of executive compensation as disclosed pursuant to Item 402 of Regulation S-K – should also be subject to exclusion under Rule 14a-8(i)(10) if the issuer adopts a policy on frequency that is consistent with the majority of votes cast.[5]

A. The Proposal may be excluded because it provides for a "say-on-pay vote" and the other conditions to exclusion contained in the *Note to Paragraph (i)(10)* are satisfied

The Proposal provides for an advisory vote on "the overall compensation plan" of State Street. The requested vote on "the overall compensation plan" is an integral part of the Proposal.[6]

---

[3] Adopting Release, text at n. 152.

[4] Adopting Release, text at n. 153.

[5] Adopting Release, text following n. 154.

[6] The Proposal gives equal or greater prominence to the requested vote on the overall compensation plan as it does to the three key components of compensation that are referenced in the Proposal. The relevant sentence in the Proposal begins with a reference to the overall vote and introduces the three other components in a clause set off by the phrase "as well as" which normally indicates that the first part of the sentence is the main clause. Specifically, the Proposal states: "The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan..." Accordingly, the Proposal should not be analyzed under the *Note to Paragraph (i)(10)* the way the Staff would analyze a proposal seeking only an additional advisory vote on a specific aspect of executive compensation (if and to the extent this would differ from a proposal regarding the overall compensation plan). Rather, the Proposal should be analyzed as a proposal for a vote on State Street's overall compensation plan.

While the Proposal does not expressly refer to "compensation of executives as disclosed pursuant to Item 402 of Regulation S-K", the Proponent's supporting statement suggests that the requested vote on "the overall compensation plan" would be a vote on compensation as disclosed pursuant to Item 402. For example, the first sentence of the supporting statement indicates that the Dodd-Frank Act established an advisory vote that enabled shareholders to vote on a company's executive "compensation plan". The vote established by the Dodd-Frank Act is a vote on compensation as disclosed pursuant to Item 402. As a further example, the term "compensation plan" is also used elsewhere in the supporting statement to reference the votes that public companies have been conducting in 2011 and 2012. Such votes are, as required by the Dodd-Frank Act and SEC rules, votes on compensation as disclosed pursuant to Item 402.[7] Accordingly, the Proposal is, within the meaning of *Note to Paragraph (i)(10)*, a shareholder proposal "that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K."

As noted above, the other conditions to the application of *Note to Paragraph (i)(10)* are satisfied: (1) at State Street's most recent shareholder vote required by Rule 14a-21(b) a majority of votes cast on the matter voted in favor of annual say-on-pay votes and (2) State Street has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of such majority.

Since all of the conditions of the *Note to Paragraph (i)(10)* are satisfied, the Proposal may be omitted as having been substantially implemented.

B. **The Proposal may be excluded because it relates to the frequency of say-on-pay votes and the other conditions to exclusion contained in the *Note to Paragraph (i)(10)* are satisfied**

The Proposal provides for "an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers". Accordingly, the Proposal is, within the meaning of *Note to Paragraph (i)(10)*, a shareholder proposal that "relates to the frequency of say-on-pay votes."

Since, as noted above, all of the other conditions of the *Note to Paragraph (i)(10)* are satisfied, the Proposal may be omitted as having been substantially implemented.

C. **The Proposal may be excluded under the traditional "substantially implemented" standard**

Exclusion of the Proposal under Rule 14a-8(i)(10) is also consistent with the traditional "substantially implemented" standard applied by the Staff in other contexts. The traditional "substantially implemented" standard does not require that a proposal have been implemented in

[7] To the extent the Staff does not agree that the reference to "overall compensation plan" is a reference to "compensation of executives as disclosed pursuant to Item 402 of Regulation S-K", we believe (and have asserted above as a separate grounds for exclusion) that the Proposal is impermissible as vague and indefinite under (i)(3) as neither shareholders, in voting on the Proposal, or State Street, in seeking to implement the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires in light of the absence of a definition of the phrase "overall compensation plan".

exactly the manner set forth by the proponent in order to be excluded. Here, State Street has already provided shareholders with a chance to vote on an advisory basis with respect to say-on-pay and the frequency of say-on-pay votes, and has therefore already addressed the principal focus and core issue addressed by the Proposal. *See Procter & Gamble Co.* (July 21, 2009) (allowing exclusion under Rule 14a-8(i)(11) of a shareholder proposal calling for a triennial vote on a multi-faceted ballot proposal to approve the company's executive compensation because it was substantially duplicative of a previously submitted shareholder proposal seeking an annual advisory vote to ratify the compensation of the company's named executive officers).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2013 Proxy Materials. Please do not hesitate to call me at (617) 664-5176 or Jeremy Kream, Senior Vice President and Senior Managing Counsel, at (617) 664-7206, if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,



Jeffrey N. Carp
Executive Vice President and Chief Legal Officer
State Street Corporation

cc: Jeremy Kream
Douglas McCarron, United Brotherhood of Carpenters
Edward J. Durkin, United Brotherhood of Carpenters

Attachments: Exhibit A

Exhibit A

Copy of Shareholder Proposal and Related Correspondence



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 617-664-8209]

December 3, 2012

Jeffrey N. Carp
Secretary
State Street Corporation
One Lincoln Street
Boston, MA 02111

Dear Mr. Carp:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the State Street Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 7,495 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of State Street Corporation ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



[SENT VIA FACSIMILE 617-664-8209]

December 11, 2012

Jeffrey N. Carp
Secretary
State Street Corporation
One Lincoln Street
Boston, MA 02111

RE: Shareholder Proposal Record Letter

Dear Mr. Carp:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 7,495 shares of State Street Corporation ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of State Street Corporation stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin